
Mail Stop 4561

November 4, 2015

Joshua L. Coates
Chief Executive Officer
Instructure, Inc.
6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

>   **Re: Instructure, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 2, 2015**
>   **File No. 333-207349**

Dear Mr. Coates:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, letter.

Certain Relationships and Related Party Transactions, page 112

1.   Please revise to disclose that certain of your directors, executive officers and key employees have expressed an interest in purchasing approximately $3.3 million of shares of your common stock in this offering at the initial public offering price.

Underwriters, page 130

2.   Please revise to disclose whether the shares that may be purchased by certain of your directors, executive officers and key employees will be subject to lock up agreements.

Notes to Consolidated Financial Statements

Note 9. Stock-Based Compensation, page F-27

3.   Please refer to our prior comment 1. Please tell us why you interpolated a value for your February stock repurchase but not for any of your stock option grants. Please tell us whether your stock based compensation would be materially different if you used this approach to value all of your stock options.

4.   In your Amendment No. 1 to Form S-1, page F-30 you previously disclosed the weighted-average grant date fair value of stock underlying your option grants following the disclosure recommendation in Chapter 14.12.a. of the AICPA "Valuation of Privately-Held Company Equity Securities Issued as Compensation" and similarly under ASC 718-10-50-2.f.2 as a significant assumption.   In that regard it appears you have not included that disclosure in Amendment No. 2. We note your disclosure that the exercise price of options is not necessarily equal to the estimated fair value of your common stock at date of grant. Please revise to include the recommended grant date fair value of common stock disclosures or tell us why disclosure is not necessary.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney
                                        Office of Information Technologies
                                        and Services

cc: John McKenna, Esq.
        Cooley LLP